UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41661

Jin Medical International Ltd.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant

(a) Dismissal of Certifying Accountant

Effective June 2, 2026, Jin Medical International Ltd., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”) dismissed its independent registered public accounting firm, Audit Alliance LLP (“AA”), which action was approved by the Company’s Board of Directors on June 1, 2026 in accordance with the Company’s currently effective amended and restated memorandum and articles of association and applicable law. Although the Company maintains an Audit Committee, the change was not separately recommended or approved by the Audit Committee.

AA was engaged by the Company on March 1, 2024 and rendered a report on the Company’s financial statements for the year ended September 30, 2024 and 2025. For the year ended September 30, 2024 and 2025 and through the date of this Current Report on Form 6-K (this “Report”), AA has neither provided any adverse opinion, a disclaimer of opinion, or qualifications on our financial statements, nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to AA’s satisfaction, would have caused AA to make reference to the subject matter of the disagreement in connection with the audit of the Company’s financial statements.

None of the reportable events described under Item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred within period of the engagement of AA up to the date of dismissal.

The Company provided AA with a copy of the disclosures it is making in this Report prior to the filing thereof with the U.S. Securities and Exchange Commission (the “Commission”) and requested that AA furnish the Company with a letter addressed to the Commission stating whether it agrees with the statements made herein. A copy of such letter, dated June 4, 2026, is filed as Exhibit 16.1 to this Report.

(b) Engagement of New Certifying Accountant

On June 2, 2026, we engaged Enrome LLP (the “New Auditor”) as our independent registered public accounting firm for the fiscal year ending September 30, 2026.

During the two most recent fiscal years and in the subsequent period through the date of this Report, we have not consulted with the New Auditor with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

This Report shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-288314) (the “Registration Statement”), and to be a part of the Registration Statement from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of Audit Alliance LLP, Inc. dated June 4, 2026, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jin Medical International Ltd.

Date: June 4, 2026	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

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